 Managers AMG Funds

Frontier Growth Fund
Frontier Small Company Value Fund

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Semi-Annual Report
March 31, 2001

FRONTIER GROWTH FUND
FRONTIER SMALL COMPANY VALUE FUND

Semi-Annual Report
March 31, 2001
(unaudited)

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